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                             December 16, 2022

       Zhengjun Tao
       Chief Executive Officer
       Haoxin Holdings Limited
       Room 329-1, 329-2, No.1 Xingye Yi Road
       Ningbo Free Trade Zone
       Ningbo, Zhejiang Province 315807
       People's Republic of China

                                                        Re: Haoxin Holdings
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
5, 2022
                                                            CIK No. 0001936817

       Dear Zhengjun Tao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1, submitted December 5, 2022

       Cover Page

   1.                                                   We note your disclosure
that your former auditor, Friedman LLP, and current
                                                        auditor, Marcum Asia
CPAs LLP, are not subject to the determinations announced by the
                                                        PCAOB on December 16,
2021. However, we also note your disclosure that the company is subject to
regulations under the HFCAA. Please revise this statement to clarify whether the Holding Foreign
Companies Accountable Act and related regulations currently affect the company.
 Zhengjun Tao
Haoxin Holdings Limited
December 16, 2022
Page 2
Prospectus Summary, page 1

2. We note your response to prior comment 3, and reissue such comment in part. We note
         your definition of "China    or the    PRC,    referring to the People
  s Republic of China,
         excludes Taiwan and the special administrative regions of Hong Kong and Macau. Please revise your disclosure throughout your filing to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong, including a clear statement in this section and in your risk factors disclosure that the legal and operational risks associated with operating in China also apply to your operations in Hong
         Kong. In addition, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only.
3. We note your disclosure that your customers have been negatively impacted by the ongoing impact of COVID-19, with revenue generated from your top 10 customers reduced by $1,516,035 or 21.5%. Please revise to specify the period during which such revenue was reduced.
Related Party Transactions, page 143

4. We note your response to prior comment 16, and reissue such comment in part. With respect to the amounts due to or from related parties that are described on page 143, please describe the nature and extent of the underlying transactions. For example, describe the nature and extent of the arrangement or agreement that resulted in $82,393 due from
         Shenzhen Longanda Environmental Protection Equipment Co., Ltd. as of June 30, 2022.
         Please ensure that such information is provided for the period since the beginning of the
         company   s preceding three financial years up to the date of the
document. Refer to Item 4
         of Form F-1 and Item 7.B.1 of Form 20-F.
Financial Statements
General, page F-1

5. Please advise whether you have published interim financial information covering a more current period than the six months ended June 30, 2022 that need to be included in your registration statement pursuant to Item 4(a) of Form F-1 applicable via Form 20-F Item
       8.A.5 and Instructions to Item 8.A.5, and whether you are able to represent that you are not required
FirstName            to comply with
           LastNameZhengjun     Taothe 12-month requirement per Item 8.A.4 and
Instructions to
       Item 8.A.4.
Comapany NameHaoxin Holdings Limited
December 16, 2022 Page 2
FirstName LastName
 Zhengjun Tao
FirstName LastNameZhengjun   Tao
Haoxin Holdings  Limited
Comapany16,
December  NameHaoxin
              2022      Holdings Limited
December
Page 3    16, 2022 Page 3
FirstName LastName
Note 6 - Property and Equipment, Net, page F-18

6. We note your response to prior comment 11. Please add similar disclosures and table to your Note 6, for both your year end and subsequent interim financial statements, discussing the different arrangements and accounting treatments for all the vehicles you own, and showing in the table, as of the end of each period presented, your vehicles and your equipment balances by categories, also adding to the table a total book value, and ensuring that such total matches your reported total property and equipment, net balance as of each corresponding period end.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      William S. Rosenstadt